March 1, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX (212) 593-5769

Mr. Alan P. Hirmes
Chief Executive Officer and Chief Financial Officer
Related Independence Associates, Inc.
625 Madison Avenue
New York, NY 10022

      Re: Independence Tax Credit Plus L.P.
              Form 10-K for the year ended March 31, 2006
              Filed June 22, 2006
              File No. 033-37704

Dear Mr. Hirmes:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Robert F. Telewicz Jr.
      Senior Staff Accountant